EXHIBIT 99.1

AMERICAS GOLD AND SILVER CORPORATION ANNOUNCES ELECTION OF DIRECTORS AND ANNUAL MEETING VOTING RESULTS

TORONTO, ONTARIO – June 24, 2025 – Americas Gold and Silver Corporation (the “Company”) (TSX:USA; NYSE American: USAS) is pleased to announce that the nominees listed in the management proxy Circular dated May 15, 2025 (the “Circular”) for the Company’s annual and special meeting of Shareholders held June 24, 2025 (the “Meeting”) were elected as directors of the Company at the Meeting. Detailed results of the vote for the election of directors held at the Meeting today in Toronto as well as the results for other matters voted on at the Meeting are set out below.

Director	Votes For		Votes Against
Joseph Andre Paul Huet	400,590,618	98.37%	6,655,289	1.63%
Scott Hand	404,464,381	99.32%	2,781,526	0.68%
Peter Goudie	404,528,634	99.33%	2,717,273	0.67%
Tara Hassan	406,185,073	99.74%	1,060,834	0.26%
Bradley R. Kipp	404,823,161	99.41%	2,422,746	0.59%
Gordon E. Pridham	403,027,688	98.96%	4,218,219	1.04%
Meri Verli	406,225,141	99.75%	1,020,766	0.25%

At the Meeting, the following resolutions as set out in the Circular, were passed as ordinary resolutions of the Company’s Shareholders (i) to reappoint PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Company for the ensuing year and to authorize the Directors to fix their remuneration (ii) re-approving of the Company’s Deferred Share Unit Plan, as amended by the amendments all as more particularly described in the Circular (iii) re-approving of Company’s Share Unit Plan (formerly the RSU plan) as amended by the amendments all as more particularly described in the Circular (iv) re-approving of the Company’s Stock Option Plan as amended by the amendments all as more particularly described in the Circular.

In addition, the special resolution to authorize the consolidation of the common shares of the Company as set out in the Circular was approved.

About Americas Gold and Silver Corporation

Americas Gold and Silver is a growing precious metals mining company with multiple assets in North America. The Company owns and operates the Cosalá Operations in Sinaloa, Mexico. In December 2024, the Company acquired 100% ownership in the Galena Complex (located in Idaho, USA) in a transaction with Eric Sprott and a Paul Huet-led management team, further strengthening its position as a leading silver producer. Eric Sprott is now the largest shareholder in the company, holding a ~20% interest. With these strategically positioned assets, Americas Gold and Silver is focused on becoming one of the top North American silver-focused producers with an objective of over 80% of its revenue generated from silver by the end of 2025.

For further information, please contact:

Maxim Kouxenko - Manager, Investor Relations

M:	647-888-6458
E:	ir@americas-gold.com
W:	americas-gold.com